

CM 06051233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PY
121-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 2 8 2006
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8-42662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___09/30/06___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills,   Michigan   48334
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas   (248) 539-8292
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – if individual, state last, first, middle name)

26913 Northwestern Hwy., Suite 510, Southfield, MI   48033
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B DEC 0 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Norman A. Pappas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___The Enterprise Securities Company_____, as of ___September 30_____, 20 06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARGARET D. JORGENSON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 29, 2008
Acting in the County of _oakland_

Norman Pappas
Signature

President
Title

Margaret D Jorgenson
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

PAGE NO.

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2006, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2006, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

- 1 -

Kirschner Hutton Perlin, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, PC.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 25, 2006

Kirschner Hutton Perlin, P.C.

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 1)	$	180,107
Commissions receivable (Note 1)		31,622
Refundable federal income tax		693
Deferred income tax (Note 1)		2,641
		215,063

OTHER ASSET
Investment (Note 1)		3,300
	$	218,363

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Commissions payable (Note 3)	$	22,632

STOCKHOLDERS' EQUITY
Common stock - no par value
Authorized - 60,000 shares
Issued and outstanding - 1,000 shares	10,000
Retained earnings	185,731
	195,731

	$	218,363

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2006

REVENUE		$ 1,670,381
EXPENSES		
Commissions	$ 1,501,522	
Regulatory fees	5,731	
Compliance fees	9,450	
Professional fees	1,500	
Reimbursed operating expenses (Note 3)	157,000	1,675,203
LOSS FROM OPERATIONS		(4,822)
INTEREST INCOME		6,369
INCOME BEFORE INCOME TAX		1,547
INCOME TAX (Note 1)		
Current		785
Deferred		(1,132)
		(347)
NET INCOME		$ 1,894

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2006

| | Common Stock. | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2005	1,000	$ 10,000	$ 183,837	$ 193,837
NET INCOME			1,894	1,894
BALANCE - SEPTEMBER 30, 2006	1,000	$ 10,000	$ 185,731	$ 195,731

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,894
Adjustments to reconcile net income to net cash	
provided by operating activities	
Deferred income tax	(1,132)
Changes in operating assets and liabilities	
Commissions receivable	7,706
Commissions payable	10,810
Refundable federal income tax	1,832
Net cash provided by operating activities	21,110
CASH - BEGINNING OF YEAR	158,997
CASH - END OF YEAR	$ 180,107
SUPPLEMENTAL INFORMATION	
Income tax refunded	$ 1,047

See notes to the financial statements.

- 6 -

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

Kirschner Hutton Perlin, P.C.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2006, the focus report excess net capital per part A, line 14 was in agreement with the balance of $181,690 reported in the annual audited financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company paid $157,000 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2006.

The Company paid commissions of $1,338,592 to its stockholder for the year ended September 30, 2006. At September 30, 2006, commissions payable to the stockholder amounted to $17,608.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	195,731
		[3480]
2.	Deduct ownership equity not allowable for Net Capital	
		[3490]
3.	Total ownership equity qualified for Net Capital	195,731
		[3500]
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	[3520]
	B. Other (deductions) or allowable credits (List)	

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

[3525]

5.	Total capital and allowable subordinated liabilities	195,731
		[3530]
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	6,634
		[3540
	B. Secured demand note deficiency	
		[3590]
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]
	D. Other deductions and/or charges	(6,634)
		[3610] [3620]
7.	Other additions and/or credits (List))	

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

[3630]

8.	Net capital before haircuts on securities positions	189,097
		[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
	A. Contractual securities commitments	[3660]
	B. Subordinated securities borrowings Trading and investment securiti as	[3670]
	1. Exempted securities	[3735]
	2. Debt securities	[3733]
	3. Options	[3730]
	4. Other securities	[3734]
	D. Undue Concentration	[3650]
	E. Other (List)	

	[3736A]		[3736B]
	[3736C]		[3736D]
	[3736E]		[3736F]
Money Market Fund	2,407	(2,407)
	[3736]	[3740]

10. Net capital   186,690
                                                                                      [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6.6698% of line 19)   1,510
                                                                                      [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),   5,000
                                                                                      [3758]

13. Net capital requirement (greater of line 11 or 12)   5,000
                                                                                      [3760]

14. Excess net capital (line 10 less 13)   181,690
                                                                                      [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   184,427
                                                                                      [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

                                                                                      22,632
16. Total A.I. liabilities from Statement of Financial Condition   [3790]

17. Add:

    A.   Drafts for immediate credit   [3800]

    B.   Market value of securities borrowed   [3810]
        for which no equivalent value is
        paid or credited

    C.   Other unrecorded amounts(List)

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
	[3820]		[3830

                                                                                      22,632
19. Total aggregate indebtedness   [3840

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)   %   12.1227
                                                                                      [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with
    Rule 15c3-1(d)   %   10.3643
                                                                                      [3860]

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

    In planning and performing our audit of the financial statements of The Enterprise Securities Company for the year ended September 30, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide any assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

    This report is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 25, 2006